1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STEPHEN H. BIER

stephen.bier@dechert.com
+1 212 698 3889 Direct
+1 202 261 3092 Fax

December 22, 2017

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          Aberdeen Income Credit Strategies Fund (formerly, Avenue Income Credit Strategies Fund) (the “Fund”)

File Number 811-22485

Dear Ms. Miller:

On behalf of the above-referenced Fund, the following are the responses to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Fund’s Form N-CSR filing, as filed by the Fund on January 6, 2017, for the fiscal year ended October 31, 2016.  For your convenience, a summary of the Staff’s comments is set forth below, and each comment is followed by the Fund’s response.

1.                                      Comment:            In the Statement of Operations, please confirm that any other category of income which exceeds 5% of the total investment income has been stated separately.  See Rule 6-07.1 of Regulation S-X.

Response:             The Fund will incorporate this comment in future filings on Form N-CSR, as applicable.

2.                                      Comment:            In the Notes to Financial Statements, please disclose the terms of any collateral received or pledged pursuant to any master netting arrangement, including whether collateral that is received or pledged is restricted or can be re-pledged, resold or re-hypothecated.  See ASC 210-20-55-14.

Response:             The Fund will incorporate this comment in future filings on Form N-CSR, as applicable.

*                              *                              *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier